Exhibit 99.2

8 December 2003

Director’s Shareholding

Tim Clarke, the Chief Executive of Mitchells & Butlers plc (“MAB”), on 5 December 2003, acquired 70,000 MAB ordinary shares at 229.4176p per share, bringing his total holding in MAB to 279,703 ordinary shares of 7 1/12p each.

M J N Bridge
Deputy Secretary
0121 498 4526

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	8th December 2003